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KELLEY OIL & GAS CORPORATION WAIVES MINIMUM TENDER CONDITION IN ITS CASH TENDER
OFFER FOR 8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000 AND 7 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 1999

HOUSTON, TEXAS-May 7, 1999-KELLEY OIL & GAS CORPORATION (Nasdaq SmallCap: KOGC) announced today that, in connection with its previously announced cash tender offer for all of its outstanding 8 1/2% Convertible Subordinated Debentures due 2000 (the "Debentures") and all of its outstanding 7 7/8% Convertible Subordinated Notes due 1999 (the "Notes"), it has waived the condition that a minimum of $55 million principal amount of the Debentures and the Notes be tendered in the offer. The offer remains subject to substantial closing conditions, including receipt by Kelley of the net proceeds from Kelley's previously announced pending exploration and development agreement and from Kelley's previously announced offering of 14% Senior Secured Notes due 2003 maturing at 105% of the stated principal amount, which are in turn conditioned on the receipt by Kelley of an unqualified opinion from its independent public accountants on Kelley's March 31, 1999 financial statements. While the minimum condition is hereby waived, there can be no assurance that acceptance of the offer from the holders of less than a substantial portion of the Debentures and the Notes will permit Kelley to obtain an unqualified opinion, although the exact level of necessary acceptances cannot be determined at present since an auditor's judgment with regard to Kelley's ability to continue as a going concern will have to be made at the time of rendering an opinion on the March 31 financial statements.

Subject to the terms and conditions of the offer, Kelley is offering to purchase the Debentures and the Notes at a price of $590 per $1,000 principal amount tendered, plus accrued and unpaid interest to, but not including, the payment date. Kelley's offer to purchase the Debentures and the Notes will expire at 12:01 a.m., New York City time, on Saturday, May 15, 1999, unless extended. The Dealer Manager for the transaction is Jefferies & Company, Inc. and the Information Agent is D.F. King & Co., Inc.

Kelley is an independent exploration and production company with oil and gas properties located primarily in Louisiana. Kelley Oil & Gas Corporation common stock and preferred stock are traded on the NASDAQ SmallCap Market under the symbols KOGC and KOGCP.

Cautionary Statement as to Forward-Looking Information

Statements made herein (as well as information included in oral or other written statements made or to be made by Kelley or its representatives) that are forward-looking in nature are intended to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to matters such as anticipated operating and financial performance, business prospects, developments and results of operations. Actual performance, prospects, developments and results may differ materially from any or all anticipated results due to economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of Kelley, including rates of inflation, natural gas prices, uncertainty of reserve estimates, rates and timing of future production of oil and gas, exploratory and development activities, acquisition risks, changes in the level and timing of future costs and expenses related to drilling and operating activities and those risk factors described in Kelley's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

Words such as "anticipates," "believes," "estimates," "expects," "projects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include the risk factors described above and more fully in the Kelley's Form 10-K mentioned above.